ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2012	September 30, 2012

Current assets:
Cash and cash equivalents	¥58,218	51,000
Trade receivables, net	24,119	25,218
Inventories	29,836	31,027
Other current assets	6,522	6,359

Total current assets	118,695	113,604

Investment securities	5,929	4,692
Property, plant and equipment, net of accumulated	34,206	37,144
depreciation of 39,386 million yen and 39,375 million yen,
as of March 31, 2012 and September 30, 2012, respectively
Intangible assets, net of accumulated	15,794	14,124
amortization of 3,380 million yen and 4,213 million yen,
as of March 31, 2012 and September 30, 2012, respectively
Goodwill	36,496	34,494
Other assets	8,106	7,571

Total assets	¥219,226	211,629

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2012	September 30, 2012

Current liabilities:
Trade accounts payable	¥15,659	15,201
Short term debt	25,000	-
Accrued expenses	12,068	9,940
Accrued warranty expenses	2,129	2,094
Customer prepayments	2,228	2,523
Other current liabilities	3,288	4,256

Total current liabilities	60,372	34,014

Corporate bonds	-	25,000
Accrued pension and severance costs	23,444	23,276
Other liabilities	3,858	3,513

Total liabilities	87,674	85,803

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	42,280	42,401
Retained earnings	179,081	178,297
Accumulated other comprehensive income (loss)	(22,574)	(28,585)
Treasury stock, 26,295,390 shares and 26,045,251 shares
as of March 31, 2012 and September 30, 2012, respectively	(99,598)	(98,650)

Total stockholders’ equity	131,552	125,826

Total liabilities and stockholders’ equity	¥219,226	211,629

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Net sales	¥64,460	72,558
Cost of sales	34,199	34,498

Gross profit	30,261	38,060

Research and development expenses	13,824	16,674
Selling, general and administrative expenses	18,720	18,017

Operating income (loss)	(2,283)	3,369

Other income (expense):
Interest and dividend income	185	91
Interest expense	(66)	(60)
Other, net	(2,509)	(283)

Total other income (expense)	(2,390)	(252)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,673)	3,117

Income tax expense (benefit)	(169)	1,628
Equity in earnings (loss) of affiliated company	(35)	30

Net income (loss)	¥(4,539)	1,519

	Yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Net income (loss) per share:
Basic	¥(26.20)	8.76
Diluted	(26.20)	8.75

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Net sales	¥37,612	39,203
Cost of sales	20,433	18,701

Gross profit	17,179	20,502

Research and development expenses	8,038	8,620
Selling, general and administrative expenses	12,208	9,269

Operating income (loss)	(3,067)	2,613

Other income (expense):
Interest and dividend income	68	23
Interest expense	(65)	(30)
Other, net	(1,987)	(744)

Total other income (expense)	(1,984)	(751)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(5,051)	1,862

Income tax expense (benefit)	(177)	775
Equity in earnings (loss) of affiliated company	(11)	9

Net income (loss)	¥(4,885)	1,096

	Yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Net income (loss) per share:
Basic	¥(28.19)	6.32
Diluted	(28.19)	6.32

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Comprehensive income (loss)
Net income (loss)	¥(4,539)	1,519
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,084)	(5,856)
Net unrealized gains (losses) on investment securities
Net unrealized gains (losses) arising
during the period	(1,130)	(813)
Less reclassification adjustments for net
gains (losses) realized in earnings	685	251
Net unrealized gains (losses)	(445)	(562)

Pension related adjustments	154	407
Net unrealized gains (losses) on derivative instruments	(65)	-

Total other comprehensive income (loss)	(6,440)	(6,011)

Total comprehensive income (loss)	¥(10,979)	(4,492)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Comprehensive income (loss)
Net income (loss)	¥(4,885)	1,096
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(5,523)	(1,620)
Net unrealized gains (losses) on investment securities
Net unrealized gains (losses) arising
during the period	(916)	(222)
Less reclassification adjustments for net
gains (losses) realized in earnings	685	251
Net unrealized gains (losses)	(231)	29

Pension related adjustments	76	123
Net unrealized gains (losses) on derivative instruments	(65)	-

Total other comprehensive income (loss)	(5,743)	(1,468)

Total comprehensive income (loss)	¥(10,628)	(372)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Cash flows from operating activities:
Net income (loss)	¥(4,539)	1,519
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,877	3,838
Deferred income taxes	(233)	(322)
Stock option compensation expense	218	291
Impairment losses on investment securities	1,345	388
Changes in assets and liabilities:
Trade receivables	(1,344)	(1,965)
Inventories	(1,768)	(1,784)
Trade accounts payable	5,638	250
Accrued expenses	(129)	(1,875)
Accrued pension and severance costs	61	578
Other	2,067	1,478

Net cash provided by (used in) operating activities	4,193	2,396

Cash flows from investing activities:
(Increase) decrease in short-term investments	13,744	-
Proceeds from sale of available-for-sale securities	9,762	-
Acquisition of subsidiary, net of cash acquired	(57,145)	-
Proceeds from sale of property, plant and equipment	76	23
Purchases of property, plant and equipment	(3,293)	(5,878)
Purchases of intangible assets	(143)	(244)
Other	50	22

Net cash provided by (used in) investing activities	(36,949)	(6,077)

Cash flows from financing activities:
Increase (decrease) in short term debt	41,146	(25,000)
Proceeds from issuance of corporate bonds	-	25,000
Redemption of senior convertible notes of acquired subsidiary	(13,830)	-
Dividends paid	(865)	(1,728)
Other	(8)	208

Net cash provided by (used in) financing activities	26,443	(1,520)

Net effect of exchange rate changes on cash and cash equivalents	(4,472)	(2,017)

Net change in cash and cash equivalents	(10,785)	(7,218)

Cash and cash equivalents at beginning of period	75,323	58,218

Cash and cash equivalents at end of period	¥64,538	51,000

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.

Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012.

The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F/A(Amendment No.1) for the year ended March 31, 2012.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(iv)Stock option
Expired unused gains from stock based compensation are not recognized in the case of expiration of stock option.

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards.  The guidance is effective for fiscal years beginning on or after September 16, 2012, with early adoption permitted.  The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2013.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

(3) Business Combinations

On July 4, 2011, Advantest acquired all outstanding ordinary shares of Verigy Ltd. (“Verigy”), for US$15.00 per share in cash.  Verigy became a wholly-owned subsidiary of Advantest.  In addition, as part of the consideration in the acquisition, Advantest assumed the obligation for stock options which had been granted by Verigy to certain directors and employees.

Summary of the total purchase price is as follows.
Yen (Millions)
Cash paid	77,661
Assumed stock options	1,068
Total purchase price	78,729

Acquisition-related costs for the six months and three months ended September 30, 2011 were ¥1,285 million and ¥448 million, respectively.  These costs were included in “Selling, general and administrative expenses” in the consolidated statements of operations.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Verigy has historically been strong in the non-memory tester and research and development markets in North America and Europe.  The complementary strengths in products, customer base, research and development, sales and service are expected to enhance combined company’s competitiveness in the global market.  The acquisition will allow Advantest to provide more and better diversified solutions to its customers in the semiconductor test equipment sector.

This acquisition was accounted for using the acquisition method.

The table below summarizes the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed as follows.
Yen (Millions)
Assets acquired and liabilities assumed
Cash and cash equivalents	20,516
Trade receivable, net	2,104
Inventories	11,013
Property, plant and equipment	3,316
Intangible assets	16,899
Goodwill	35,140
Other assets	20,145
Trade accounts payable	(3,136)
Other liabilities	(27,268)
Net assets acquired	78,729
Purchase Price	78,729
Goodwill recognized is attributable primarily to expected synergies from combining operations of Verigy and Advantest.  None of the goodwill is expected to be deductible for income tax purposes.

The following represents the unaudited pro forma results of operations of Verigy for the six months ended September 30, 2011, as if the acquisition of Verigy had occurred on April 1, 2010.  The pro forma information does not necessarily reflect the actual results of operations had the acquisition been consummated at April 1, 2010, nor is it necessarily indicative of future operating results.  The pro forma information does not give effect to any potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition (other than those realized subsequent to the July 4, 2011 acquisition date).

Yen (Millions)
Six months ended September 30, 2011
Pro forma net sales	73,283
Pro forma income (loss) before income taxes	(5,377)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(4) Inventories
Inventories at March 31, 2012 and September 30, 2012 were composed of the following:

	Yen (Millions)
	March 31, 2012	September 30, 2012

Finished goods	¥8,318	6,325
Work in process	11,303	11,008
Raw materials and supplies	10,215	13,694

	¥29,836	31,027

(5) Investment Securities

Marketable equity securities are classified as available-for-sale securities.  The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2012 and September 30, 2012 were as follows:

	Yen (Millions)
	March 31, 2012

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,422	2,248	191	5,479

	Yen (Millions)
	September 30, 2012
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,005	1,278	40	4,243

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities for the six months and three months ended September 30, 2011 were ¥9,762 million and ¥9,762 million.  Gross realized gains on available-for-sales securities for the six months and three months ended September 30, 2011 were ¥19 million and ¥19 million.  No gross losses were realized on the sale of available-for-sale securities.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the six months and three months ended September 30, 2012.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For both the six months and three months ended September 30, 2011, Advantest recognized impairment losses of ¥1,150 million on available-for-sale securities, which were considered other-than-temporarily impaired.  For both the six months and three months ended September 30, 2012, Advantest recognized impairment losses of ¥388 million on available-for-sale securities, which were considered other-than-temporarily impaired.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and September 30, 2012, were as follows:

	Yen (Millions)
	March 31, 2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥825	178	179	13

	Yen (Millions)
	September 30, 2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥1,187	25	170	15

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets.  The carrying amounts of non-marketable equity securities were ¥450 million and ¥449 million at March 31, 2012 and September 30, 2012, respectively.  For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value.  Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥50 million and ¥449 million at March 31, 2012 and September 30, 2012, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(6) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

In accordance with U.S. GAAP, Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as cost of sales, operating expenses, other income (expense), or as accumulated other comprehensive income (loss).

Cash Flow Hedges
Advantest uses forward contracts designated as cash flow hedges to hedge a portion of future forecasted purchases in Singapore dollar and Euro. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment, as well as the ineffective portion of hedges, if any, are recognized in the consolidated statement of operations. The effective portion of the foreign exchange gain (loss) is reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity and is reclassified into the consolidated statement of operations when the hedged transaction affects earnings. All amounts included in accumulated other comprehensive income (loss) will generally be reclassified into earnings within twelve months. Changes in fair value of foreign exchange contracts due to changes in time value are excluded from the assessment of effectiveness and are recognized in earnings. If the transaction being hedged fails to occur, or if a portion of any derivative is deemed to be ineffective, Advantest will recognize the gain (loss) on the associated financial instrument in other income (expense) in the consolidated statement of operations. Advantest did not have any ineffective hedges during the periods presented. There were no outstanding forward contracts in place that hedged future purchases at March 31, 2012 and September 30, 2012.

Derivatives not designated as hedging instruments
Other derivatives not designated as hedging instruments consist primarily of forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2012 and September 30, 2012. The notional amounts of outstanding forward contracts for foreign currency purchases were approximately ¥653 million, and the outstanding forward contracts for foreign currency sales were ¥280 million at March 31, 2012. The notional amounts of outstanding forward contracts for foreign currency sales were ¥392 million at September 30, 2012.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Fair Value of Derivative Contracts
There were no derivatives designated as hedging instruments at March 31, 2012 and September 30, 2012. Fair values of derivatives not designated as hedging instruments at March 31, 2012 and September 30, 2012 were as follows:

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2012		September 30, 2012
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥21	Other current assets	7

Liabilities
Foreign exchange contracts	Other current liabilities	¥0	Other current liabilities	2

Effect of derivative instruments on the consolidated statements of operations

Derivatives designated as hedging instruments
Amounts of gain (loss) recognized in other comprehensive income (loss) (effective portion) for the six months and the three months ended September 30, 2011 and 2012 were as follows:

	Yen (Millions)
	Amount of gain (loss) recognized in OCI on derivatives (effective portion)
	Six months ended September 30, 2011	Six months ended September 30, 2012

Foreign exchange contracts	¥(65)	-

	Yen (Millions)
	Amount of gain (loss) recognized in OCI on derivatives (effective portion)
	Three months ended September 30, 2011	Three months ended September 30, 2012

Foreign exchange contracts	¥(65)	-

Foreign exchange contracts designated as cash flow hedges relate to employee payroll and benefits as well as other costs primarily related to manufacturing and research and development. The associated gains and losses are expected to be recorded in cost of sales and operating expenses when reclassified from accumulated other comprehensive income (loss). There was no gain (loss) reclassified from accumulated other comprehensive income into cost of sales and operating expenses for the six months and the three months ended September 30, 2011 and 2012.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the six months and the three months ended September 30, 2011 and 2012 were as follows:

		Yen (Millions)
	Location of gain (loss) recognized in	Amount of gain (loss) recognized in income on derivatives
	income on derivatives	Six months ended September 30, 2011	Six months ended September 30, 2012

Foreign exchange contracts	Other income (expense)	¥601	6

		Yen (Millions)
	Location of gain (loss) recognized in	Amount of gain (loss) recognized in income on derivatives
	income on derivatives	Three months ended September 30, 2011	Three months ended September 30, 2012

Foreign exchange contracts	Other income (expense)	¥(130)	23

(7) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2012 and September 30, 2012.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	March 31, 2012		September 30, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,479	5,479	4,243	4,243
Foreign exchange contracts	21	21	7	7
Financial liabilities:
Foreign exchange contracts	0	0	2	2
Corporate bonds	-	-	25,000	25,021

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, trade accounts payable, short term debt and accrued expenses:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Corporate bonds:  The fair value of corporate bonds is estimated using market quotes and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2012 and September 30, 2012 carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:
		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥5,479	5,479	-	-
Foreign exchange contracts	21	-	21	-
Total assets measured at fair value	5,500	5,479	21	-
Liabilities
Foreign exchange contracts	0	-	0	-
Total liabilities measured at fair value	¥0	-	0	-

		Yen (Millions)
		Fair Value Measurements at September 30, 2012
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥4,243	4,243	-	-
Foreign exchange contracts	7	-	7	-
Total assets measured at fair value	4,250	4,243	7	-
Liabilities
Foreign exchange contracts	2	-	2	-
Total liabilities measured at fair value	¥2	-	2	-

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recorded as other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2012 carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2012 was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	Level 1	Level 2	Level 3

Assets
Non-marketable equity securities	¥400	-	400	0
Assets held for sale	1,471	-	-	1,471
Total assets measured at fair value	¥1,871	-	400	1,471

For the three months ended September 30, 2011, Advantest recognized an impairment loss of ¥920 million on certain building and land included as a corporate asset that was reclassified as assets held for sale.  The impairment loss was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.  The fair value of the assets held for sale was reclassified to other current assets on the consolidated balance sheets.  Advantest recognized impairment loss of ¥195 million on non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary.  As of September 30, 2012, there were no amount of assets and liabilities, which were measured at fair value on a nonrecurring basis.

The non-marketable equity securities are valued using the market and income approaches.  The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.  The fair value was determined based on a third-party appraisal using similar assets and sales.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

(8) Short Term Debt and Corporate Bonds
Short term debt at March 31, 2012 and September 30, 2012 were as follows:

	Yen (Millions)
	March 31, 2012	September 30, 2012

Unsecured borrowing, with weighted average annual interest 0.38%	¥25,000	-

	¥25,000	-

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

As of March 31, 2012, the Company had no corporate bonds. As of September 30, 2012, the amount, interest rates and maturity dates of unsecured corporate bonds were as follows:

Amount	Interest rate	Maturity date
¥10,000 million	0.416% per annum	May 25, 2015
¥15,000 million	0.606% per annum	May 25, 2017

(9) Income Taxes
As of September 30, 2011 and 2012, the estimated annual effective tax rate for FY2011 and FY2012 differ from the 40.4 and 37.8 percent statutory income tax rate primarily due to related impacts of valuation allowance on deferred tax assets, effects of foreign income tax rates, and effects of separate company income tax reporting positions.

(10) Stock-Based Compensation

In July 2012, stock options were issued to directors, corporate auditors, executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 2,521,000.  Options were granted with an exercise price of ¥1,207 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2013.

Stock based compensation expense recognized was ¥218 million and ¥291 million for both the six and three months ended September 30, 2011 and 2012, which were included in selling, general and administrative expenses. The tax related benefit was ¥45 million and ¥80 million for both the six months and the three months ended September 30, 2011 and 2012.

(11) Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized were as follows:
	Yen (Millions)
	Six months ended
	September 30, 2011		September 30, 2012
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥676	93	740	171
Interest cost	375	98	345	167
Expected return on plan assets	(203)	(83)	(150)	(131)
Amortization of unrecognized:
Net actuarial (gain) or loss	256	–	395	116
Prior service (benefit) cost	(88)	–	(84)	–

Net periodic benefit cost	¥1,016	108	1,246	323

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended
	September 30, 2011		September 30, 2012
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥338	81	368	87
Interest cost	188	98	173	82
Expected return on plan assets	(102)	(83)	(75)	(65)
Amortization of unrecognized:
Net actuarial (gain) or loss	128	–	197	58
Prior service (benefit) cost	(44)	–	(42)	–

Net periodic benefit cost	¥508	96	621	162

(12) Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 26, 2011, Advantest declared cash dividends totaling ¥866 million, or ¥5 per share of common stock on June 2, 2011 to stockholders of record on March 31, 2011.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 27, 2011, Advantest declared cash dividends totaling ¥866 million, or ¥5 per share of common stock on December 1, 2011 to stockholders of record on September 30, 2011.
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2012, Advantest declared cash dividends totaling ¥1,733 million, or ¥10 per share of common stock on June 4, 2012 to stockholders of record on March 31, 2012.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 25, 2012, Advantest will pay cash dividends totaling ¥1,735 million, or ¥10 per share of common stock on December 3, 2012 to stockholders of record on September 30, 2012.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the six months ended September 30, 2011 and 2012 were summarized as follows:

	Yen (Millions)
	Six months ended
	September 30, 2011	September 30, 2012

Balance at beginning of period	¥1,754	2,129
Acquisition of Verigy	205	–
Addition	1,643	1,583
Reduction	(1,397)	(1,600)
Translation adjustments	(12)	(18)

Balance at end of period	¥2,193	2,094

(14) Other income (expense)

Other income (expense) includes impairment losses on investment securities of ¥1,345 million and ¥1,333 million, and foreign exchange losses of ¥1,265 million and ¥733 million for the six months and the three months ended September 30, 2011, respectively.
Other income (expense) includes impairment losses on investment securities of ¥388 million and ¥388 million, and foreign exchange gains (losses) of ¥26 million and ¥(419) million for the six months and the three months ended September 30, 2012, respectively.

(15) Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Reportable operating segment information for the six months and three months ended September 30, 2011 and 2012 was as follows:

	Yen (Millions)
	Six months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥46,664	10,041	7,755	－	64,460
Inter-segment sales	3,038	34	－	(3,072)	－
Net sales	49,702	10,075	7,755	(3,072)	64,460
Operating income (loss) before stock option compensation expense	4,144	(321)	128	(6,016)	(2,065)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(2,283)

	Yen (Millions)
	Six months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥55,276	7,631	9,651	－	72,558
Inter-segment sales	1,162	543	－	(1,705)	－
Net sales	56,438	8,174	9,651	(1,705)	72,558
Operating income (loss) before stock option compensation expense	9,010	(1,956)	254	(3,648)	3,660
Adjustment:
Stock option compensation expense					291
Operating income (loss)					¥3,369

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,706	6,058	4,848	－	37,612
Inter-segment sales	2,851	1	－	(2,852)	－
Net sales	29,557	6,059	4,848	(2,852)	37,612
Operating income (loss) before stock option compensation expense	1,541	(127)	(247)	(4,016)	(2,849)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(3,067)

	Yen (Millions)
	Three months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥29,755	4,392	5,056	－	39,203
Inter-segment sales	801	437	－	(1,238)	－
Net sales	30,556	4,829	5,056	(1,238)	39,203
Operating income (loss) before stock option compensation expense	5,665	(809)	228	(2,180)	2,904
Adjustment:
Stock option compensation expense					291
Operating income (loss)					¥2,613

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(16) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the six months and the three months ended September 30, 2011 and 2012:

	Yen (Millions) except share and per share data
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012
Numerator:
Net income (loss)	¥(4,539)	1,519

Denominator:
Basic weighted average shares of common stock outstanding	173,271,864	173,304,731
Dilutive effect of exercise of stock options	－	211,401

Diluted weighted average shares of common stock outstanding	173,271,864	173,516,132

Basic net income (loss) per share	¥(26.20)	8.76
Diluted net income (loss) per share	¥(26.20)	8.75

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012
Numerator:
Net income (loss)	¥(4,885)	1,096

Denominator:
Basic weighted average shares of common stock outstanding	173,271,836	173,333,843
Dilutive effect of exercise of stock options	－	152,819

Diluted weighted average shares of common stock outstanding	173,271,836	173,486,662

Basic net income (loss) per share	¥(28.19)	6.32
Diluted net income (loss) per share	¥(28.19)	6.32

At September 30, 2011 and 2012, Advantest had outstanding stock options into 5,817,049 and 6,149,102 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.